10SB12G




                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                       TONER SYSTEMS INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)


         Nevada                                         87-0419231
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)


 4485 Abinadi Road, Salt Lake City, Utah                  84124
(Address of principal executive offices)               (Zip Code)

Issuer's telephone number  (801)  266-8093

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                           Name of each exchange on which
None                                          each class is to be registered
                                                          N/A

Securities to be registered pursuant to Section 12(g) of the Act:


Title of each class

Common Stock       Par Value $.001
Preferred Stock    Par Value $.001


PART  I

ITEM   1.     DESCRIPTION OF BUSINESS

History and  Organization

Toner Systems International, Inc. (the "Company") was incorporated under the laws of the State of Utah on August 25, 1980 under the name of Business Ventures Corporation, for the primary purpose of developing mining properties and exploration for oil and gas.
On August 18, 1983, Business Ventures Corporation merged with a privately owned Utah Corporation, Cherry Creek Gold Corporation and as the surviving company changed its name to Cherry Creek Gold Corporation . The Company owned various mining claims in Nevada and Arizona and did exploration and evaluation work on their claims located inYavapai County, Arizona. Since its inception through 1988 the Company lost or transferred all of its assets and paid the remaining liabilities. The Company had another name change to Toner Systems International Inc. on December 30, 1994. This name change was made to better reflect a new direction for the Company during its failed attempt at entering the toner cartridge industry. The Company then changed its domicile to Nevada by way of a merger with a Nevada Corporation of the same name set up for that specific purpose.

On August 15, 1996 Brad L. Smith and Laura Olson were appointed to the board of directors for the purpose of cleaning up the company records and bringing all of its filings and financial statements current. The new board of directors would also seek business opportunities for the Company. In connection with the change of control the corporate offices were changed to their present location at 4485 Abinadi, Salt Lake City, Utah 84124. Brad L. Smith resigned on October 20, 1997. To fill the vacancy resulting in Mr. Smith's resignation Gerald Walton was appointed a director of the Company on November 21,1997.

On August 18, 1997 the shareholders of the Company authorized a change of domicile of the Company to the State of Nevada by means of merger with and into a Nevada corporation formed by the Company for this purpose. The Nevada company was incorporated on February 9, 1998.

On February 18, 1998 the Company authorized the issuance of 7,000,000 investment shares each to Laura Olson and Gerald Walton for their time and expenses in completing the Nevada merger of the Company.

On March 2, 1998 the shareholders of the Company approved an amendment to Articles VI and VII of the Articles of Incorporation of the Company to add a second class of stock: namely, Preferred Stock. The Company shall have the authority to issue ten million (10,000,000) preferred shares at a par value of one mill ($.001). In addition, the shareholders of the Company also authorized a reverse split of the 48,697,640 outstanding shares of common stock of the Company at the rate of one share for each one thousand shares outstanding. The reverse split reduced the number of outstanding shares to 48,762. The Articles of Amendment to the Articles of Incorporation were filed with the State of Nevada.

On April 20, 1998 the Company authorized the issuance of 10,000,000 post-reverse split investment shares of common stock to the following individuals in the amounts shown:

1.   Lisa Haines, 2,300,000 shares for her investment of $2,300 in the Company.
2. Sheldon Hansen, 2,300,000 shares for his investment of $2,300 in the Company.
3. Laura Olson, 2,300,000 shares for her investment of $2,300 in the Company and for her services provided to date, and
4. Gerald Walton, 3,100,000 shares for his investment of $3,100 in the Company and for his services to date.

The above money was used for filing fees, auditor expenses, rental of space, paralegal services and other miscellaneous costs associated with maintaining the Company through April of 2000.

Business

The Company is currently seeking potential business acquisitions or opportunities to enter into, in an effort to commence business operations. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity. Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has elected to file this registration statement on a voluntary basis.

The selection of a business opportunity in which to participate is complex and risky. Additionally, as the Company has only limited resources available to it through advances by management, it may be difficult to find good opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity based on management's business judgment. Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other prudent measures calculated to insure a reasonably thorough review of any particular business opportunity.

The Company's Board of Directors shall make the final determination whether to complete any such venture; the approval of shareholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation, Bylaws or contracts. The Company's Articles of Incorporation and its Bylaws do not require stockholder approval for any such acquisition. The Company does not intend to provide any disclosure documentation to its shareholders prior to any acquisition transaction. However, as a reporting issuer subject to the reporting requirements of the 1934 Act, the Company will be required to disclose any such transaction in a Current Report on Form 8-K, including audited financial statements of the acquired entity and consolidated pro forma financial statements.

The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management which potentially could act without the consent, vote, or approval of the Company's shareholders. The risks faced by the Company are further increased as a result of its lack of resources and its inability to provide a prospective business opportunity with significant capital.

None of the Company's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition of merger transaction with the Company. There are no present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

The Company has no employees and does not intend to employ anyone in the future, unless its present business operations were to change. Except for the shares issued to Ms. Olson and Mr. Walton as set forth above, the Company is not paying salaries or other forms of compensation to any officers or directors of the Company for their time and effort. Unless otherwise agreed to by the Company, the Company does intend to reimburse its officers and directors for out-of-pocket expenses.


ITEM 2.     MANAGEMENT'S PLAN OF OPERATION

The Company is a development stage company. The Company was organized for the purpose of developing mining properties and exploration for oil and gas; however the Company does not have any significant cash or other material assets, nor does it have an established source of revenues sufficient to cover operating costs and to allow it to continue as a going concern, The Company intends take advantage of any reasonable business proposal presented which management believes will provide the Company and its stockholders with a viable business opportunity. The board of directors will make the final approval in determining whether to complete any acquisition, and, unless required by applicable law, the articles of incorporation, or the bylaws, or by contract, stockholder's approval will not be sought.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and will require the Company to incur costs for payment of accountants, attorneys, and others. If a decision is made not to participate in or complete the acquisition of a specific business opportunity, the costs incurred in a related investigation will not be recoverable. Further, even if an agreement is reached for the participation in a specific business opportunity by way of investment of otherwise, the failure to consummate the particular transaction may result in a loss to the Company of all related costs incurred.

Currently, management is not able to determine the time or resources that will be necessary to locate and acquire or merge with a business prospect. There is no assurance that the Company will be able to acquire an interest in any such prospects, products, or opportunities that may exist or that any activity of the Company, regardless of the completion of any transaction, will be profitable. If and when the Company locates a business opportunity, management of the Company will give consideration to the dollar amount of that entity's profitable operations and the adequacy of its working capital in determining the terms and conditions under which the Company would consummate such an acquisition. Potential business opportunities, no matter which form they may take, will most likely result in substantial dilution for the Company's shareholders due to the likely issuance of stock to acquire such an opportunity.


ITEM 3.     DESCRIPTION OF PROPERTY

Since 1996 the Company's administrative office has been located at 4485 Abinadi Road, Salt Lake City, Utah 84124. This is the home of Laura Olson, the President and a director of the Company. Ms Olson has allowed the Company to use extra rooms in her home as an office space for $100 a month since March 1995.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                   MANAGEMENT

No preferred shares of the Company have been issued.
The following table sets forth certain information furnished by current management concerning the ownership of common stock of the Company as of April 15, 2000, of (a) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (b) all directors and executive officers; and (c) directors and executive officers of the Company as a group:

Name and  Address             Amount and Nature of
Of Beneficial Owner           Beneficial Ownership (1)          Percent of Class

Lisa Haines                           2,300,000                           22.89%
90328 Hill Road
Springfield, Oregon 97478

Sheldon Hansen                        2,300,000                           22.89%
14170 South 6400 West
Herriman, Utah 84065

Laura Olson                           2,307,000                           22.96%
4485 Abinadi Road
Salt Lake City, Utah 84124

Gerald Walton                         3,107,000                           30.92%
776 Woodshire Circle
Murray, Utah 84107

Executive Officers and                5,414,000                           53.88%
Directors as a Group
(2 Persons)


(1) This column reflects amounts as to which the beneficial owner has sole voting power and sole investment power, The number of shares set forth in this table gives effect to the one-for-one thousand reverse split of the outstanding shares of common stock authorized on March 2, 1998.

The Company is seeking potential business acquisitions or other opportunities. (See "ITEM 1. DESCRIPTION OF BUSINESS.") It is likely that such a transaction would result in a change of control of the Company, by virtue of issuing a controlling number of shares in the transaction, change of management, or otherwise.


ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                   CONTROL PERSONS

The following table sets forth as of April 15, 2000, the name, age, and position of the executive officers and directors of the Company and the term of office of such directors:

 Name                Age          Position(s)                     Director Since

Laura  Olson         46      Director, President &
                                       Treasurer                    August  1996

Gerald Walton        60      Director & Secretary                 November  1997


Set forth below is certain biographical information regarding the Company's current executive officers and directors:

Laura Olson has experience as a waitress, cashier and hostess at various restaurants in the Salt Lake City, Utah area. She also has over six years experience as a hair stylist. For the past eight years she has been a private investor.

Gerald Walton has been a private investor and commodity futures trader since 1983. Prior to 1983 he was a self-employed businessman for fifteen years. Prior to 1968 he was employed with Kennecott Copper Corporation in Salt Lake City, Utah for six years as an Industrial Engineer and Systems Analyst.

Management devotes only nominal time to the activities of the Company . If the Company is able to locate a suitable new business venture, it is anticipated that both Ms. Olson and Mr. Walton will devote substantially all of their time to completing the acquisition.

Other Public Shell Activities

Ms. Olson has been involved as a director or executive officer of other companies that may be deemed to be "blank check" companies, but has not been involved in any blank check public offerings. Mr. Walton has not had any prior experience with blank check/blind pool companies.

The information set forth below is provided for the companies for which Ms. Olson has served as a director, executive officer or consultant and the consideration she received from these companies. Ms. Olson resigned from each company at the time of their reorganization and concurrent name changes and has had no involvement with either company since that time.

1. Rigid Airship USA, Inc. is a Nevada corporation (RAIR). The reorganization was completed on November 6,1998. Ms. Olson was a director and an executive officer at the time of the reorganization and received approximately 50,000 shares of stock for services rendered in connection with the reorganization. According to the most recent 10QSB (SEC file no. 000-25187) for the quarter ended March 31, 2000, RAIR had no revenues or expenses during the first quarter of 2000. RAIR intends to construct passenger cruise airships designed to operate at an altitude of less than 12,000 feet and carry up to 200 passengers cruising at 75 miles per hour and giving passengers an ocean type experience in the air.

2. Global Datatel, Inc. is a Nevada corporation (GDIS). The reorganization was completed in December 1998. Ms. Olson was a director at the time of the reorganization and received approximately 50,000 shares of stock for her services rendered in connection with the reorganization. GDIC is a midrange to large Systems Integration Computer solutions provider with 95% of its operations in Columbia, South America.

ITEM 6.     EXECUTIVE COMPENSATION

According to information supplied by the president of the Company, the only compensation awarded to, earned by, or paid to any of the executive officers of the Company during the year ended December 31, 1999, or the two prior fiscal years were

(1) 14,000,000 pre-reverse split investment common shares authorized to be issued on February 18, 1998; 7,000,000 shares to Laura Olson and 7,000,000 shares to Gerald Walton for their expenses and services to the Company. Such shares were valued at $1,400, the par value of the pre-reverse split common shares. There was no market value for such shares at the time of authorization. And

(2) 5,400,000 post-reverse split investment common shares authorized to be issued on April 20, 1998; 2,300,000 shares to Laura Olson and 3,100,000 shares to Gerald Walton for their investments of $2,300 and $3,100 respectively in the Company and for their services to date. Such shares were valued at $5,400, the par value of the post-reverse split common shares. There was no market value for such shares at the time of authorization.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTION

Lisa Haines and Sheldon Hansen have not been involved in any transactions of the Company since their purchase of common stock on April 20, 1998. There are also no proposed transactions where they are to be involved. Gerald Walton an officer and director of the Company continues to advance funds to the Company for expenses. Laura Olson also an officer and director of the Company continues to advance funds to the Company and continues to provide office space for the Company. There is no agreement or commitment by either Mr. Walton or Ms. Olson in regard to continuing to advance funds or to provide such office space. However, it is anticipated that such monetary advances and office space will continue to be furnished until the Company locates a new business venture.



ITEM 8.     DESCRIPTION OF SECURITIES

The Company has two classes of stock, namely:

A. Common Stock: The Company has authorized 50,000,000 shares of common stock, par value $.001 per share. As of June 5, 2000 the Company had outstanding 10,048,762 shares of Common Stock. Each Common Share shall be entitled to one vote in shareholder meetings and cumulative voting is denied. All Common Shares shall be non-assessable with equal rights and privileges . Shareholder pre-emptive rights are not accorded to shareholders. All common shares are equal to each other with respect to voting, and dividend rights, and are equal to each other with respect to liquidation rights. A vote of the majority of the shares of common stock represented at a meeting will govern, even if this is substantially less than a majority of the shares of common stock outstanding. Holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders.

B. Preferred Stock: The Company has authorized 10,000,000 shares of preferred stock, par value $.001 per share. As of June 5, 2000 the Company has not issued any Preferred Shares. Each Preferred Share shall be entitled of one vote in shareholder meetings and cumulative voting is denied unless shares are specifically issued with such privilege. Each Preferred Series, and there can be many as determined by the Board of Directors, shall bear description of the rights and privileges and restrictions designated on each certificate for each series as set and established by the Board of Directors. If the Company does issue Preferred Stock the preferences, qualifications, limitations, restrictions and special or relative rights will be contained in Resolutions of the Board of Directors of the Company establishing each such series.


PART  II

ITEM1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is presently no public trading market for the common stock or the preferred stock of the Company, and there has been no reported bid price of the Company's common or preferred stock during the last two fiscal years. None of the common or preferred shares are subject to outstanding options or warrants. Of the outstanding common shares, 10,000,000 shares are subject to Rule 144 under the Securities Act. There have been no preferred shares issued.

Since its inception, the Company has not paid any dividends on its common stock and the Company does not anticipate that it will pay dividends in the foreseeable future. As of April 13, 2000 the Company had approximately 248 shareholders of record as reported by the Company's transfer agent. The transfer agent for the Company is Atlas Stock Transfer Corporation, 5899 South State Street, Salt Lake City, Utah 84107; Telephone number (801) 266-7151.


ITEM 2.     LEGAL PROCEEDINGS

No legal proceedings are reportable pursuant to this item.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

No change in accountant is reportable pursuant to this item.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

On February 18, 1998 the Company authorized the issuance of 7,000,000 pre-reverse split shares of its common stock to Laura Olson for services rendered to the Company. At this time these shares represented approximately 14.37% of the outstanding common stock of the Company. Also on this date the Company authorized the issuance of 7,000,000 pre-reverse split shares of its common stock to Gerald Walton for services rendered to the Company. At this time these shares represented approximately 14.37% of the outstanding common stock of the Company. All of the above shares were issued without registration under the Securities Act of 1933, as amended, by reason of the exemption from registration afforded by the provisions of Section 4 (2) thereof, as a transaction by an issuer not involving any public offering, the recipients of the securities having delivered appropriate investment representations to the Company with respect thereto and having consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

On April 20, 1998 the Company authorized the following issuance of post-reverse split common shares of its stock to; (1) Lisa Haines for her investment of $2,300 in the Company. At this time these shares represented approximately 22.89% of the outstanding common stock of the Company, (2) Sheldon Hansen for his investment of $2,300 in the Company. These shares represented approximately 22.89% of the outstanding common stock of the Company, (3) Laura Olson for her services provided to date and her investment of $2,300 in the Company. These shares represented approximately 22.89% of the outstanding common stock of the Company, and (4) Gerald Walton for his services to date and for his investment of $3,100 in the Company. These shares represented approximately 30.85% of the outstanding common stock of the Company. All of the above shares were issued without registration under the Securities Act of 1933, as amended, by reason of the exemption from registration afforded by the provisions of Section 4 (2) thereof, as a transaction by an issuer not involving any public offering, the recipients of the securities having delivered appropriate investment representations to the Company with respect thereto and having consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada law expressly authorizes a Nevada corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such person's conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, of the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification, Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

Article VI of the bylaws of the Company provides that the corporation shall indemnify its directors, officers, agents and other persons to the full extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


PART  F/S

Financial Statements: The following financial statement is included in this filing:

  Report of Andersen Andersen & Strong L.L.C., Certified Public Accountants F-1

                        TONER SYSTEMS INTERNATIONAL, INC.

                         FINANCIAL STATEMENTS AND REPORT

                   OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                     December 31, 1999 and December 31, 1998

                                                ANDERSEN ANDERSEN & STRONG, L.C.
                                                  941 East 3300 South  Suite 202
                                                      Salt Lake City Utah  84106
                                                              Phone 801-486-0096
                                                              Fax   801-571-6001


Board of Directors
Toner Systems International, Inc.
Salt Lake City, Utah

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheets of Toner Systems International, Inc.
( development stage company) at December 31, 1999 and December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1999, 1998 and 1997 and the period August 25, 1980 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toner Systems International, Inc. at December 31, 1999 and December 31, 1998, and the results of operations and cash flows for the years ended December 31, 1999, 1998 and 1997 and the period August 25, 1980 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has been in the development stage since its inception and has suffered recurring losses from operations and presently has no assets to pay its liabilities, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


April 3, 2000
Salt Lake City, Utah                             /s/  Andersen Andersen & Strong

                        TONER SYSTEMS INTERNATIONAL, INC.
                          ( Development Stage Company)
                                 BALANCE SHEETS
                     December 31, 1999 and December 31, 1998


                                                                        Dec 31,              Dec 31,
                                                                         1999                 1998
                                                                      ----------           ----------

ASSETS

CURRENT ASSETS

   Cash                                                               $     -              $     -
                                                                      ----------           ----------

          Total Current Assets                                        $     -              $     -
                                                                      ==========           ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable                                                   $    2,560           $    2,560
                                                                      ----------           ----------

            Total Current Liabilities                                      2,560                2,560
                                                                      ----------           ----------

STOCKHOLDERS' EQUITY

   Common stock
       50,000,000 shares authorized at $0.001 par value;
       10,048,762 shares issued and outstanding on  December
       31, 1999; 48,762 on December 31, 1998                              10,049                   49

    Capital in excess of par value                                       425,872              425,537

   Deficit accumulated during the  development stage                    (438,481)            (428,146)
                                                                      ----------            ---------

          Total Stockholders' Deficiency                                  (2,560)              (2,560)
                                                                      ----------            ---------

                                                                      $     -               $     -
                                                                      ==========            =========



              The accompanying notes are an integral part of these
                             financial statements.

                        TONER SYSTEMS INTERNATIONAL, INC.
                          ( Development Stage Company)
                            STATEMENTS OF OPERATIONS
                   For the Years Ended December 31, 1999, 1998
                and 1997 and the period August 25, 1980 (Date of
                         Inception) to December 31, 1999


                                                                                  Aug 25, 1980
                                                                              (Date of Inception)
                                 1999            1998             1997         to Dec 31, 1999
                                 ----            ----             ----         ---------------

REVENUES                     $      -         $      -        $     -           $      156,948

EXPENSES                         10,335          14,000             -                 (595,429)
                               --------        --------       ----------        --------------

NET LOSS                     $  (10,335)      $ (14,000)      $     -           $     (438,481)
                               ========       =========       ==========        ==============




NET LOSS PER COMMON SHARE

     Basic                   $     (.21)      $    (.30)      $     -
                               --------        --------       ----------


Average Outstanding Shares

       Basic                     48,762          47,012             -
                               --------        --------       ----------





              The accompanying notes are an integral part of these
                             financial statements.

                        TONER SYSTEMS INTERNATIONAL, INC.
                          ( Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
         Period August 25, 1980 (Date of Inception) to December 31, 1999


                                                             Common Stock                   Capital in
                                                          -------------------               Excess of              Accumulated
                                                     Shares                  Amount         Par Value               Deficit
                                                    --------               ---------        ----------            ------------

Balance August 25, 1980 (Date of  Inception)              -                 $      -         $      -              $       -

Issuance of common stock for cash, less costs
   at $ 33.33  - 1980 - 1981                           1,912                       2            63,748                     -

Net income for the period ended December 31, 1982         -                        -                -                   13,591

Issuance of common stock for all stock of
   Cherry Creek Gold Corporation at
   $ 30.90 - August 18, 1983                          10,550                      11           325,590                     -

Net income for the year ended December 31, 1983           -                        -                -                    2,764

Net loss for the year ended December 31, 1984             -                        -                -                 (101,655)

Issuance of common stock for expenses and
    services at $1.00 - January 24, 1985               1,400                       1             1,399                     -

Net loss for the year ended December 31, 1985             -                        -                -                  (64,383)

Net loss for the year ended December 31, 1986             -                        -                -                 (251,126)

Issuance of common stock for expenses
   and services at $ 1.00 - November 7, 1988              35                       -                35                     -

Net income for the year ended December 31, 1988           -                        -                -                   10,023

Issuance of common stock for expenses and
    services at  $ 1.00 - November 30, 1994           15,800                      16            15,784                     -

Net loss for the year ended December 31, 1994             -                        -                -                  (15,800)

Issuance of common stock for services
    at $ 1.00 - March 21, 1995                         5,000                       5             4,995                     -
Net loss for the year ended December 31, 1995             -                        -                -                   (7,560)

Issuance of shares resulting from reverse split           65                       -                -                      -

Issuance of common stock for services
    at $ 1.00 - February 18, 1998                     14,000                      14            13,986                     -



                        TONER SYSTEMS INTERNATIONAL, INC.
                          ( Development Stage Company)
            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - continued
         Period August 25, 1980 (Date of Inception) to December 31, 1999


                                                         Common Stock                 Capital in
                                                         ------------                 Excess of            Accumulated
                                                      Shares       Amount             Par Value              Deficit
                                                    ----------    --------           -----------          ------------

Net  loss for the year ended December 31, 1998               -           -                     -              (14,000)

Issuance of common stock for expenses and
    services at $.001 - December 31, 1999           10,000,000      10,000                     -                    -

Contributions to capital - expenses - 1999                  -           -                    335                    -

Net loss for the year ended December 31, 1999               -           -                      -              (10,335)


Balance December 31, 1999                           10,048,762     $10,049             $ 425,872           $ (438,481)
                                                    ==========    ========             =========           ==========







              The accompanying notes are an integral part of these
                             financial statements.

                        TONER SYSTEMS INTERNATIONAL, INC.
                          ( Development Stage Company)
                             STATEMENT OF CASH FLOWS
                   For the Years Ended December 31, 1999, 1998
                and 1997 and the Period August 25, 1980 (Date of
                         Inception) to December 31, 1999


                                                                                                          August 25, 1980
                                                                                                       (Date of Inception)
                                                     1999               1998               1997        to December 31, 1999
                                                     ----               ----               ----        --------------------

CASH FLOWS FROM OPERATING
   ACTIVITIES

   Net loss                                    $   (10,335)        $   (14,000)               -                $  (438,481)
   Adjustments to reconcile net loss to
       net cash provided by operating
       activities

           Capital contributions and stock issued
             for expenses and services              10,335              14,000                -                     46,570
              Changes in accounts payable             -                   -                   -                      2,560
          Loss of assets                              -                   -                   -                    325,601
                                                 ---------           ---------          ----------              ----------

          Net Cash Used by Operations                 -                   -                   -                    (63,750)
                                                 ---------           ---------           ---------              ----------

CASH FLOWS FROM INVESTING
   ACTIVITIES                                         -                   -                   -                      -
                                                 ---------          ----------           ---------              ----------

CASH FLOWS FROM FINANCING
   ACTIVITIES

   Proceeds from issuance of common
       stock                                         -                    -                   -                     63,750
                                                 ---------          ----------          ----------              ----------

   Net Increase (Decrease) in Cash                   -                    -                   -                      -

   Cash Beginning of Period                          -                    -                   -                      -
                                                 ---------          ----------          ----------              ----------

   Cash End of Period                          $     -              $     -              $    -                 $    -
                                                ==========          ==========          ==========              ==========


SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Issuance of 10,550 common shares for merger - 1983                                         $325,601
                                                                                           --------
Issuance of 1,400 common shares for expenses - 1985                                           1,400
                                                                                           --------
Issuance of 35 common shares for expenses - 1988                                                 35
                                                                                           --------
Issuance of 15,800 common shares for expenses - 1994                                         15,800
                                                                                           --------
Issuance of 5,000 common shares for expenses - 1995                                           5,000
                                                                                           --------
Issuance of 14,000 common shares for expenses - 1998                                         14,000
                                                                                           --------
Issuance of 10,000,000 common shares for expenses - 1999                                     10,000
                                                                                           --------
Contributions to capital - expenses - 1999                                                      335
                                                                                           --------


              The accompanying notes are an integral part of these
                             financial statements.

                        TONER SYSTEMS INTERNATIONAL, INC.
                          ( Development Stage Company)
                          Notes to Financial Statements


1.  ORGANIZATION

The company was incorporated under the laws of the State of Utah on August 25, 1980 with authorized capital stock of 5,000,000 shares at $0.001 par value with the name of "Business Ventures Corporation". The Company's name was later changed to Cherry Creek Gold Corporation in connection with a merger with a company of the same name on August 18, 1983. As part of the merger the Company increased the authorized common stock to 50,000,000 shares with the same par value. On December 30, 1994 the Company changed its name to Toner Systems International, Inc. and on February 9, 1998 changed its domicile to the State of Nevada.

On March 2, 1998 the Company completed a reverse stock split of one share for 1,000 shares of common stock outstanding. This report has been prepared showing after stock split shares from inception.

Since its inception the Company has been engaged in the development of mining properties and became inactive after 1988. The Company has been in the development stage since inception.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
---------------

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes
------------

On December 31, 1999 the Company had a net operating loss carry forward of $438,481. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations. The net operating loss will expire starting in 1998 through 2021.

Basic and Diluted Net Income (Loss) Per Share
---------------------------------------------

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

                        TONER SYSTEMS INTERNATIONAL, INC.
                          (A Development Stage Company)
                    Notes to Financial Statements (Continued)


Financial Instruments
---------------------

The carrying amounts of financial instruments are considered by management to be their estimated fair values.

Comprehensive Income
--------------------

The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of this standard had no impact on the total stockholder's equity on December 31, 1999.

Recent Accounting Pronouncements
--------------------------------

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

Estimates and Assumptions
-------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.  RELATED PARTY TRANSACTIONS

Related parties have acquired 99.7 % of the outstanding common stock.

4.  GOING CONCERN

The Company has no assets to pay its liabilities and intends to acquire interests in various business opportunities which, in the opinion of management, will provide a profit to the Company.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity, and long term financing which will enable the Company to continue operations into the coming year.

There can be no assurance that management can be successful in this effort.

                        TONER SYSTEMS INTERNATIONAL, INC.
                          (A Development Stage Company)
                    Notes to Financial Statements (Continued)



5.  SUBSEQUENT EVENTS

On March 29, 2000 the Company filed amended articles authorizing 10,000,000 shares of preferred stock at a par value of $.001.


PART  III

Items 1 and 2. Index to exhibits and description of exhibits. The following exhibits are included as part of this statement:

Exhibit                Description
No.

3.1.1    Articles of Incorporation filed on February 9, 1998
3.1.2    Articles of Amendment dated March 3, 1998
3.2      Current Bylaws
23.1     Consent of Auditor
99.1     Articles of Merger dated February 15, 1998
99.2     Plan of Reorganization and  Merger dated February 15, 1998
99.3     Form of Common Stock Certificate
99.4     Form of Preferred Stock Certificate



SIGNATURES

In accordance with section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TONER  SYSTEMS  INTERNATIONAL,  INC.


Date:  June 5, 2000                            By  /s/ Gerald Walton
                                                  -----------------------
                                                  Secretary & Director


                                                By  /s/  Laura Olson
                                                  -----------------------
                                                  President